*KW 3/3

15046411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2015 Wash., DC 404

SEC FILE NUMBER
8-~~6~~52591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBD Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

470 Park Avenue South
(No. and Street)

New York NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aron From 646-291-2297
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 Fairfield NJ 07004
(Address) (City) (State) (Zip Code)

CHECK ONE: X

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

<u>AFFIRMATION</u>

I, Hugh Ross, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2014 and supplemental schedules pertaining to KBD Securities, LLC, as of December 31, 2014 are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/24/15

Signature Date

CEO

Title

Subscribed and Sworn to before me

on this 24th day of February, 2015.

Notary Public

THOMAS ANGIULO
Notary Public, State of New York
No. 01AN6235027
Qualified in New York County
Commission Expires Jan. 31, 2019

KBD SECURITIES, LLC
(S.E.C. NO. 8-52591)

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2014
AND
INDEPENDENT AUDITOR'S REPORT
AND
SUPPLEMENTAL EXEMPTION REPORT

****

This report is filed as a PUBLIC document in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

KBD SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
KBD Securities, LLC

We have audited the accompanying statement of financial condition of KBD Securities, LLC as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of KBD Securities, LLC as of December 31, 2014, in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 16, 2015

KBD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash and cash equivalents	$	391,672
Due from affilaites		1,017,626
Prepaid expenses		6,850
Total current assets		1,416,148
Property and Equipment, net		-
Total Assets	$	1,416,148

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	37,193
Due to affiliates		6,394
Total liabilities		43,587
Commitments and Contingencies		
Members' Equity		1,372,561
Total Liabilities and Members' Equity	$	1,416,148

See notes to the statement of financial condition.

KBD SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note A – Organization and Significant Accounting Policies

Nature of Business

KBD Securities, LLC (the "Company"), a limited liability company organized under the laws of the State of New York, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 7 years.

Revenue Recognition

Securities transactions and related expenses are recorded on a trade date basis. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC. Any change as the result of an examination by the IRS or the State of New York after 2011 would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

The Company's tax returns, for the year ending 2011, remain open for examination by federal and state taxing authorities.

Fair Value of Financial Instruments

The carrying value of cash, due from employees, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Note A – Organization and Significant Accounting Policies (Continued)

Subsequent Events

Subsequent events were evaluated through February 16, 2015 which is the date the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$ 17,395
Furniture and fixtures	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		61,331
Net property & equipment		$ -0-

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $348,085, which was $343,085 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.12 to 1.

Note D - Related Party Transactions

Due to affiliate is a non-interest bearing account balance.

Note E - Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Cash balances at risk as of December 31, 2014 were $124,080.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member
KBD Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which KBD Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which KBD Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(i) and KBD Securities, LLC stated that KBD Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KBD Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KBD Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 16, 2015

KBD Securities, LLC: 2014 Exemption Report

KBD Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

KBD Securities, LLC

I, Hugh Ross, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Name: Hugh Ross
Title: Chief Executive Officer
Date: February 19, 2015